Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

April 4, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on April 4, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

April 4, 2022

SCHEDULE “A”

DIGIHOST ACHIEVES MILESTONE OF 1 EH/S IN HASHRATE AND ANNOUNCES BITCOIN DIVIDEND POLICY

Toronto, ON – April 4, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited BTC production results for the month and quarter ended March 31, 2022 combined with an update on the Company’s operations. All monetary references are expressed in USD unless otherwise indicated. Additionally, Digihost announces a new dividend policy pursuant to which Digihost expects in the future to declare dividends payable to shareholders in either BTC or cash, at the election of the shareholders.

“Throughout the first quarter of 2022, the Company continued to make progress on the deployment of the 10,600 M30S and M30S+ miners we acquired last year”, said Michel Amar, Chairman and CEO of Digihost. “With more than half of those miners currently in operation we have more than doubled our hashrate from 415 PH at year-end 2021 to approximately 1 EH/s today, which at current network difficulty equates to approximately 4.25 coins per day on a run rate of over 120 coins mined per month. I am also pleased to announce to our shareholders that Digihost has adopted a new dividend policy pursuant to which the Company expects to declare future dividends that will be based upon our net income. Dividends under the new policy will be payable in either BTC or cash at the election of each shareholder. Future levels of dividends will be established by the Digihost’s Board of Directors based upon market conditions at the time. It is expected that the first dividend will be 10% of net income.”

“Additionally, to avoid unnecessary dilution to our shareholders, the Company will begin to monetize a portion of BTC mined to fund the Company’s operating costs and SG&A expenses, thereby removing the need to access equity markets in order to fund these costs. Digihost is also pursuing opportunities to leverage its existing asset base to finance future infrastructure and equipment expansion through debt financing.”

Production Highlights for March 2022

•	Mined 75.24 BTC during the month, increasing total holdings to 797.47 BTC valued at approximately $36.3 million as of March 31, 2022, based on a BTC price of $45,500.
•	Ethereum (“ETH”) holdings of 1,000.89 ETH valued at approximately $3.3 million as of March 31, 2022, based on an ETH price of $3,300.
•	Total digital asset inventory value consisting of BTC and ETH of approximately $39.6 million as of March 31, 2022.

Year-Over-Year Quarterly Comparison

The Company mined approximately 81.57 more BTC in Q1 2022, compared to Q1 2021, representing an increase of approximately 78%. Using the March 31, 2022 and March 31, 2021 closing BTC prices (from CoinDesk), the value of the Company’s BTC mined in Q1 2022 increased by approximately $2.3 million, or 37% compared to Q1 2021.

Figure 1. Year-over-year Quarterly BTC Production

Mining Deployment and Shipment Updates

Since its February monthly update, the Company received an additional 1,600 miners from its 2021 order consisting of a combination of M30S and M30S+ models and currently has in operation a fleet of approximately 11,500 miners.

Infrastructure Update

During March 2022, Digihost completed substantial infrastructure installation work at its facility in North Tonawanda, New York (news release: March 14, 2021). The Company is currently running uninterrupted mining operations at this site as it continues the installation of several critical infrastructure support systems and lining up its buildout in parallel with additional miner deployments. The Company is under contract and is waiting for final Public Service Commission approval to complete this acquisition.

2022 Estimated Hashrate

In 2021, Digihost operated at an average hashrate of approximately 275PH, producing an adjusted EBITDA* of $14.01 million in the process. The Company anticipates a 1.5 EH/s average hashrate in 2022 which is approximately 5.5 times the Digihost’s average hashrate in 2021. Over 90% of the energy consumed by the Company in its BTC mining operations is received from sources that create zero carbon emissions.

* Adjusted EBITDA is a non-IFRS financial measures and should be read in conjunction with,and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to reconciliations of Non-IFRS measures included in the Company’s MD&A.

Dividend Policy

The Company announces today that its Board of Directors has approved a new dividend policy pursuant to which the Company expects to declare a future dividend payable in either BTC or cash at the option of each shareholder. Future levels of dividends will be established by the Board based upon market conditions at the time. It is expected that the first dividend will be 10% of net income to be paid to shareholders of record during Q3 of 2022 based upon the Company’s net income for the six months ended June 30, 2022. Further announcements will be made on the declaration and payment of a dividend.

Michel Amar commented, “The Board of Directors of Digihost is pleased to announce our decision to become the first public company in the crypto mining space to implement a dividend policy payable in BTC to its shareholders. We are committed to our long-term growth strategy and remain focused our goal of providing value to our investors. The Company believes any dividends declared under the policy will illustrate the forward-thinking and creative nature of our management team to deliver benefits to its shareholders, with the remaining 90% of earnings to be reinvested to fund future business requirements and opportunities.”

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 1 EH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company, and the Company’s intention to declare dividends payable to its shareholders that are payable in Bitcoin. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.